Schering AG: MabCampath(TM)approved in Europe

Berlin, Germany, July 12, 2001; Schering AG (FSE: SCH; NYSE: SHR) announced today that the European Agency for the Evaluation of Medicinal Products (EMEA) has licensed MabCampath(TM) (alemtuzumab) - a humanised monoclonal antibody - for marketing. It will be available as a treatment for patients with B-cell chronic lymphocytic leukemia (B-CLL), who have been previously treated with alkylating agents and have failed fludarabine therapy. MabCampath(TM) is the first monoclonal antibody licensed for use in CLL and provides a new treatment option for this group of severely ill patients.

"MabCampath(TM) is another cornerstone in building our product portfolio for hematological malignancies," said Professor Guenter Stock, member of the Executive Board of Schering AG responsible for research and development.
"We already market Fludara(R), currently indicated as a second-line treatment for patients with CLL, and other products are in development. One of these, a radioactively labeled antibody for non-Hodgkins lymphoma, has already been submitted to the European licensing authorities."

Schering has exclusive marketing and distribution rights for MabCampath(TM) in Europe and the rest of the world, excluding Japan and East Asia. MabCampath(TM) will be launched in its first markets during August 2001.

MabCampath(TM) therapy for B-CLL was developed by Millennium &
Ilex Partners, L. P. a 50-50 joint venture of Millennium Pharmaceuticals, Inc., (NASDAQ: MLNM) and ILEX Oncology, Inc., (NASDAQ: ILXO).

The drug has already been approved by the U.S. Food and Drug Administration
(FDA) and is available in the U. S. as Campath(R) which is marketed by Berlex Laboratories, the U. S. subsidiary of Schering AG since the end of May this year.

CLL is the most prevalent form of adult leukemia affecting about 60,000 patients in Europe with an estimated 8,000 new patients diagnosed every year. B-CLL is characterized by an accumulation of leukemic (malignant) lymphocytes. MabCampath(TM) binds to CD52+, an antigen that is present on the surface of certain leukemic lymphocytes, and induces antibody-dependent lysis (killing) following binding. This results in the removal of the malignant lymphocytes from the blood, bone marrow, and other affected organs.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radio-pharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

Berlin, Germany, July 12, 2001
Schering AG
Corporate Communication
For further information please contact:

Dr Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Dr Claudia Schmitt - Pharma Communication:
Tel.: +49-30-468 158 05;
Fax: +49-30-468 167 10;
eMail: claudia.schmitt@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de